Unit Corporation
8200 South Unit Drive
Tulsa, Oklahoma

March 27, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Unit Corporation (the “Company”)
Registration Statement on Form S-4, File No. 333-234509
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-234509) on Form S-4, initially filed on November 5, 2019, as amended, together with all exhibits thereto (the “Registration Statement”).

The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates because the conditions to the exchange offer have not been satisfied. The Registration Statement has not been declared effective and no securities have been sold or exchanged pursuant thereto.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (918) 477-4507 or Gregory E. Ostling of Wachtell, Lipton, Rosen & Katz, counsel to the Company, at (212) 403-1364.

Very truly yours,

Unit Corporation

By: /s/ Mark Schell
Name: Mark Schell
Title: Senior Vice President

cc: Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz